Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – April 8, 2020

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada (the “Bank”) held on April 8, 2020. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available at https://www.rbc.com/investor-relations/annual-meetings.html

1.	Election of Directors

Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld

Andrew A. Chisholm	707,588,872	99.80%	1,388,477	0.20%

Jacynthe Côté	707,500,800	99.79%	1,476,549	0.21%

Toos N. Daruvala	706,719,726	99.68%	2,257,623	0.32%

David F. Denison	706,626,414	99.67%	2,350,935	0.33%

Alice D. Laberge	698,232,756	98.48%	10,744,592	1.52%

Michael H. McCain	668,023,687	94.22%	40,953,662	5.78%

David McKay	707,812,760	99.84%	1,164,530	0.16%

Heather Munroe-Blum	706,668,436	99.67%	2,308,913	0.33%

Kathleen Taylor	692,599,422	97.69%	16,377,927	2.31%

Maryann Turcke	707,349,404	99.77%	1,619,178	0.23%

Bridget A. van Kralingen	705,908,263	99.57%	3,060,319	0.43%

Thierry Vandal	705,313,240	99.48%	3,655,343	0.52%

Frank Vettese	707,615,904	99.81%	1,352,679	0.19%

Jeffery Yabuki	705,285,989	99.48%	3,682,593	0.52%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld

743,173,659	99.88%	924,730	0.12%

3.	Advisory vote on the Bank’s approach to executive compensation

Votes For	% For	Votes Against	% Against

674,155,838	95.09%	34,821,371	4.91%

4.	Proposal No. 1: Competitiveness and privacy

Votes For	% For	Votes Against	% Against	Abstentions*

11,940,330	1.69%	693,033,750	98.31%	4,000,376

5.	Proposal No. 2: Diversity target

Votes For	% For	Votes Against	% Against	Abstentions*

50,146,057	7.11%	655,399,880	92.89%	3,431,030

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.